UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K


(Mark One)
 X    ANNUAL  REPORT PURSUANT TO SECTION 15(d) OF THE  SECURITIES
----
      EXCHANGE ACT OF 1934  [FEE REQUIRED].


             For the year ended December 31, 1997


                              OR


      TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)   OF   THE
----
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].




For the transition period from ____________________ to ____________________.



                 Commission File No.  33-55629



  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                 ANNTAYLOR, INC. SAVINGS PLAN


  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                 ANNTAYLOR STORES CORPORATION
    ------------------------------------------------------
    (Exact name of registrant as specified in its charter)



    142 West 57th Street, New York, NY                         10019
  ----------------------------------------                  ----------
  (Address of principal executive offices)                  (Zip Code)



                        (212) 541-3300
     ---------------------------------------------------
     (Registrant's telephone number, including area code)




=============================================================================
ANNTAYLOR, INC. SAVINGS PLAN


TABLE OF CONTENTS




                                                                  Page
                                                                  ----

INDEPENDENT AUDITORS' REPORT.....................................   1



FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December
  31, 1997 and 1996.............................................    2
Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 1997 and 1996..................    3
Notes to Financial Statements...................................    4



SUPPLEMENTAL SCHEDULES:

Form 5500:
---------
Item 27a - Schedule of Assets Held for Investment Purposes,
   December 31, 1997............................................   14
Item 27d - Schedule of Reportable Transactions for the Year
   Ended December 31, 1997......................................   15


============================================================================


INDEPENDENT AUDITORS' REPORT
-----------------------------

AnnTaylor, Inc. Savings Plan:

   We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the
Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and of reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.



Deloitte & Touche LLP


New York, New York
June 15, 1998

==========================================================================
<PAGE 2>



ANNTAYLOR, INC. SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS, DECEMBER 31, 1997 AND 1996



                                                    1997           1996
                                                ----------     -----------
Assets:
Cash..........................................  $    5,185     $   15,620
                                                 ---------      ---------


Investments at fair value:
   Mutual funds...............................   6,072,863      5,628,443
   Money market funds.........................   2,037,742          5,851
   AnnTaylor Stores Corporation Common Stock..     273,826        296,538
   Loans to Participants......................     248,567            ---
                                                 ---------      ---------
   Total investments..........................   8,632,998      5,930,832
                                                 ---------      ---------


Receivables:
   Employer contributions.....................      47,930          36,445
   Employee contributions.....................     212,347         128,102
   Accrued income.............................         ---          10,179
                                                  --------        --------
   Total receivables..........................     260,277         174,726
                                                  --------        --------


liabilities:
Accrued liabilities............................      1,359          98,217
                                                  --------        --------
Net assets available for benefits.............. $8,897,101      $6,022,961
                                                 =========       =========


              See notes to financial statements.


===============================================================================
<PAGE 3>




ANNTAYLOR, INC. SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS FOR THE YEARS
ENDED DECEMBER 31, 1997 AND 1996


                                                   1997           1996
                                               ----------      -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:

Dividend income.............................   $  526,813     $  488,308
Investment income...........................       14,407        114,026
Net appreciation (depreciation) in fair
   value of investments.....................      541,404        (26,970)
                                                ---------      ---------

Total additions attributed to investment
   activities...............................    1,082,624        575,364
                                                ---------      ---------



ADDITIONS TO NET ASSETS ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:

Employer contributions......................      518,356        359,086
Employee contributions......................    2,278,114      1,545,259
Rollover contributions......................      260,536        156,294
                                                ---------      ---------

Total additions attributed to contribution
  activities................................    3,057,006      2,060,639
                                                ---------      ---------


DEDUCTIONS FROM NET ASSETS:

Benefits paid to participants................   1,265,490      1,364,130
                                                ---------      ----------


increase in net assets available
for benefits.................................   2,874,140      1,271,873


NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year..........................   6,022,961      4,751,088
                                                ---------      ----------

  End of year................................  $8,897,101     $6,022,961
                                                =========      ==========


              See notes to financial statements.

=============================================================================
<PAGE 4>






ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


1.  PLAN DESCRIPTION

     The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which is available from the plan administrator, for a more complete description of the Plan's provisions.


  General

     The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed a twelve consecutive month period of employment consisting of at least 1,000 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Trustee Conversion

     Effective January 1, 1997, American Express Trust Company replaced Fleet Bank, N.A. as Plan Trustee. Based upon participants' December 31, 1996 investment elections, assets were then transferred to American Express Funds as follows:

           Fleet Bank, N.A.                 American Express
     --------------------------------     ----------------------
     Fidelity Managed Income Portfolio    American Express Trust Income Fund II
     Fidelity Puritan Fund                IDS Mutual Fund
     Fidelity Magellan Fund*              IDS New Dimension Fund
     ------------
     * Participants had the option to remain invested until December 31, 1997.


  In addition to the funds used for the initial transfer of assets, the Templeton Foreign Fund, the IDS Blue Chip Advantage Fund and the AIM Constellation Fund were added as investment options. Also, effective July 1, 1997, participants of the Plan who have met the minimum balance requirements may borrow money from their vested accounts in the Plan and pay themselves back with interest.

  Contributions

     The Company contributes to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 1.5% of the participant's compensation. As of the last day of each Plan year, the Company may make an additional Company matching contribution in an amount, as determined by the Board of Directors, of up to 100% of the amount of Company matching contributions for such year.

==============================================================================
<PAGE 5>



ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.   PLAN DESCRIPTION (continued)

     Contributions (continued)

     Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period. Participants' aggregate pre-tax contributions may not exceed $9,500 in 1997 and $9,500 in 1996. A participant may elect to make after-tax contributions in an amount not to exceed 10% of their compensation when combined with pre-tax contributions. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions. For the Plan year ended December 31, 1996, all contributions to the Plan by or on behalf of a participant were invested in one or all of the following Investment Funds:

     (a) Fund A, which is a Fixed Income Fund, the prospectus for which indicates that the funds are invested in pools of investments that provide a fixed rate of return for a specified period of time,

     (b) Fund B, which is an Equity Fund, the prospectus for which indicates that the funds are invested in equity securities designed to appreciate in value,

     (c) Fund C, which is a Balanced Fund, the prospectus for which indicates that the funds are invested in a diversified portfolio of high-yielding securities, or

     (d)  Fund D, which is the AnnTaylor Common Stock Fund which
          invests   primarily  in  shares  of  AnnTaylor   Stores
          Corporation Common Stock.


  For the Plan year ended December 31, 1997, all contributions to the Plan by or on behalf of a participant were invested in one or all of the following Investment Funds, or such other Investment Funds which the administrative committee of the Plan may have from time to time specified:

     (a) Fund A is the American Express Trust Income Fund II, a stable capital fund, the prospectus for which indicates that the funds are invested in insurance investment contracts and stable value contracts of varying maturity, size, and yield. The Fund's objective is to preserve principal and interest while maximizing current income.

     (b) Fund B is the IDS Mutual Fund, a balanced fund, the prospectus for which indicates that the funds are invested in a portfolio of common stocks and senior securities (preferred stocks and bonds). The Fund's objective is to provide shareholders with a balance of growth of capital and current income.

     (c) Fund C is the IDS Blue Chip Advantage Fund, a diversified mutual fund, the prospectus for which indicates that the funds are invested in U.S. and foreign stocks that are included in the market index (currently the S&P 500). The Fund's objective is to provide shareholders with a long-term return exceeding that of the U.S. stock market.

     (d) Fund D is the IDS New Dimension Fund, a growth fund, the prospectus for which indicates that the funds are invested in U.S. and foreign companies showing the potential for significant growth. The objective of the fund is to provide shareholders with long-term growth of capital.


=============================================================================
<PAGE 6>


ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.   PLAN DESCRIPTION (continued)

 Contributions (continued)

     (e) Fund E is the AIM Constellation Fund, an aggressive growth fund, the prospectus for which indicates that the funds are primarily invested in common stocks, with the emphasis on medium-sized and smaller emerging growth companies. The objective of the fund is to seek capital appreciation and increase shareholders' capital.

     (f) Fund F is the Templeton Foreign Fund, a foreign stock fund, the prospectus for which indicates that the funds
          are invested  in  stocks  and  debt  obligations   of
          companies and governments outside of the U.S. The objective of the fund is to seek long-term capital growth.

     (g) Fund G is the AnnTaylor Stock Fund, which invests in shares of AnnTaylor Stores Corporation common stock.


 Participant Accounts

     Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.

  Loans to Participants

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 to 5 years. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate as determined by the Plan's Administrative Committee based on prevailing prime rates at the time of the loan.

  Vesting

     The Plan provides that participants have no vested interest in Company contributions or plan earnings thereon credited to their accounts until they have three years of service, at which time they are 50% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

     Participants are fully vested at all times with respect to employee contributions and earnings thereon.



==============================================================================
<PAGE 7>



ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)


1. PLAN DESCRIPTION (continued)

   Payment of Benefits

     Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $3,500 may elect deferred payment.

   Forfeitures

     Amounts forfeited by participants shall be used to reduce future Company contributions.



2. Summary of Significant Accounting Policies

  The significant accounting policies followed by the Plan are detailed below:
  * The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  *  Investments   are  reported  at  fair  value  which,   for
     investments traded publicly including mutual funds, is based on published market prices.

  *  Interest on investments is recorded as earned.

  *  Dividend income is recorded on ex-dividend dates.

  *  Security transactions are recorded as of the trade date.

  *  Benefits   paid   to   participants  are   recorded   upon
     distribution.

  *   The  preparation  of  financial statements  in  conformity with  generally  accepted accounting principles  requires
     the   Plan's   administrator  to   make   estimates   and
     assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates.


3. INVESTMENTS

     American  Express Trust, the Plan Trustee  for  the  year
  ended December 31, 1997 and Fleet Bank, N.A., the Plan Trustee for the year ended December 31, 1996, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

=========================================================================
<PAGE 8>




ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)


3.Investments (continued)

     Investments that represent 5% or more of the  Plan's  net
  assets are identified by an asterisk ("*").
                                                         December 31,
                                                     1997            1996
                                                 ----------        ----------
  Investments at fair value as determined
  by Quoted Market Prices:
    Mutual funds:
       Fidelity Magellan Fund..................                   $3,120,666*
       Fidelity Managed Income Portfolio.......                    1,797,173*
       Fidelity Puritan Fund...................                      710,604*
       IDS Mutual Fund.........................  $1,086,884*             ---
       AIM Constellation Fund..................     212,929              ---
       IDS Blue Chip Advantage Fund............     367,439              ---
       IDS New Dimension Fund..................   4,246,842*             ---
       Tempelton Foreign Fund..................     158,769              ---
                                                  ---------        ---------
       Total Mutual funds......................   6,072,863        5,628,443
                                                  ---------        ---------
    Money Market funds:
       Galaxy Money Market Fund................         ---            5,851
       American Express Trust Income Fund II...   2,037,742*             ---
                                                  ---------        ---------
       Total Money Market funds................   2,037,742            5,851
                                                  ---------         --------

     Ann Taylor Stores Corporation Common Stock     273,826          296,538
                                                  ---------         --------

  Total Investments............................  $8,384,431       $5,930,832
                                                  =========        =========

During 1997, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6.0% during 1997. The crediting interest rate was approximately 6.0% at December 31, 1997. Generally fair value of Plan assets invested approximates contract value, which was approximately $2,037,742 at December 31, 1997. According to the Trustee, the fair value of the funds' assets approximated contract value at December 31, 1997.

During 1996, participants had the option to invest in the Fidelity Managed Income Fund. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6% during 1996. The crediting interest rate was approximately 6% at December 31, 1996. Generally fair value of Plan assets invested approximates contract value, which was approximately $1,797,173 at December 31, 1996. According to the Trustee, the fair value of the funds' assets approximated contract value at December 31, 1996.


=========================================================================
<PAGE 9>




ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)


4. SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN
   NET ASSETS AVAILABLE FOR BENEFITS BY SEPARATE FUND




                                                   Fiscal 1997
                                   ------------------------------------------

                                                                      Company
                                     Fixed                             Stock
                                     Income      Equity    Balanced     Fund
                                      Fund         Fund       Fund     (Fleet)
                                    --------     -------   ---------  ---------
additions (deductions) to net assets
attributed to investment activities:
Dividend income .................        ---         ---       ---        ---
Interest income ................. $        5   $      402   $     1       ---
Net appreciation (depreciation) in
   fair value of investments.....        ---        5,414       ---   $ (4,235)
                                    --------    ---------     -----    -------
Total additions (deductions)
   attributed to investment
   activities.....................         5        5,816          1    (4,235)
                                    --------    ---------     ------   -------

ADDITIONS (DEDUCTIONS) TO
NET ASSETS ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:
Employer contributions.............   (9,520)     (17,631)    (6,633)   (2,661)
Employee contributions.............  (34,844)     (60,438)   (23,071)   (9,749)
Rollover contributions.............      ---          ---        ---       ---
                                    ---------    ---------    -------   -------

Total additions (deductions)
   attributed to contribution
   activities......................  (44,364)     (78,069)   (29,704)  (12,410)
                                    ---------    --------    --------   -------

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants......  (14,687)     (18,381)   (54,577)  (10,572)
                                     -------     --------    -------   -------

Total deduction from net assets....  (14,687)     (18,381)   (54,577)  (10,572)
                                     -------      -------    -------   -------

TRANSFERS:
Interfund transfers.............. (1,781,065)  (3,168,470)  (716,476) (292,207)
                                   ---------    ---------    -------   -------

INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS........... (1,810,737)  (3,222,342)  (691,602) (298,280)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period..............  1,810,737    3,222,342    691,602   298,280
                                   ---------    ---------    -------   -------

End of period.................... $      ---   $      ---   $    ---  $    ---
                                   =========    =========    =======   =======


(continued)


===============================================================================
<PAGE 10>

ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)


4. SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN
   NET ASSETS AVAILABLE FOR BENEFITS BY SEPARATE FUND (continued)



                                                    Fiscal 1997
                                ----------------------------------------------

                                 American
                                  Express                 IDS Blue
                                   Trust        IDS         Chip      IDS New
                                  Income      Mutual     Advantage   Dimensions
                                 Fund II        Fund         Fund        Fund
                               ---------    ----------    --------   ----------
ADDITIONS (DEDUCTIONS) TO NET
ASSETS ATTRIBUTED TO INVESTMENT
ACTIVITIES:
Dividend income..............        ---    $  154,124    $ 41,474  $  306,328
Interest income..............        ---          ----         ---         ---
Net appreciation
  (depreciation)
  in fair value of
  investments................ $  114,777         4,977     (21,612)    497,128
                               ---------    ----------    --------     -------
Total additions
  (deductions) attributed
  to investment activities....   114,777       159,101      19,862     803,456
                               ---------    ----------    --------     -------

ADDITIONS (DEDUCTIONS TO
NET ASSETS ATTRIBUTED
TO CONTRIBUTION ACTIVITIES:
Employer contributions........   133,393        89,262      38,176      219,041
Employee contributions........   531,002       380,674     152,514      991,612
Rollover contributions........    24,351        25,625      68,040       79,537
                               ---------    ----------    --------     --------

Total additions (deductions)
   attributed to contribution
   activities.................   688,746       495,561     258,730    1,290,190
                               ---------    ----------     -------    ---------

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants..  378,069       164,394       8,900      673,713
                               ---------    ----------     -------     --------

Total deduction from net assets  378,069       164,394       8,900      673,713
                               ---------    ----------     -------     --------

TRANSFERS:
Interfund transfers........... 1,755,235       796,494         ---    3,032,129
                               ---------    ----------     -------    ---------

INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS........ 2,180,689     1,286,762     269,692    4,452,062

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of period...........      ---            ---         ---         ---
                               --------       --------    --------   ---------

End of period............... $2,180,689     $1,286,762    $269,692  $4,452,062
                              =========      =========     =======   =========


(continued)

==============================================================================
<PAGE 11>



ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)


4. Summary  of  Net Assets Available for Benefits and Changes  in
   Net Assets Available for Benefits By Separate Fund (continued)



                                               Fiscal 1997
                          ----------------------------------------------------
                                                         Company
                                                          Stock
                                 AIM   Templeton Fidelity  Fund
                          Constellation Foreign Magellan (American
                                 Fund     Fund     Fund   Express)       Total
                             ----------  ------- -------- --------   ----------
ADDITIONS (DEDUCITONS)
TO NET ASSETS
ATTRIBUTED TO INVESTMENT
ACTIVITIES:
Dividend income............  $ 13,504  $ 11,383      ---       ---   $  526,813
Interest income............       ---       ---  $13,999       ---       14,407
Net appreciation
  (depreciation) in fair
   value of investments....    (7,048)  (12,115)  30,005  $(65,887)     541,404
                              -------    ------   ------   -------     --------
Total additions (deductions)
   attributed to
   investment activities....    6,456     (732)   44,004   (65,887)   1,082,624
                              -------   ------    ------    ------    ---------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO CONTRIBUTION
ACTIVITIES:
Employer contributions......   25,660   18,484      (536)   31,321      518,356
Employee contributions......  116,484   78,295       ---   155,635    2,278,114
Rollover contributions......   15,238   38,814       ---     8,931      260,536
                              -------   ------     -----    ------    ---------

Total additions attributed
   to contribution
   activities...............  157,382  135,593      (536)  195,887    3,057,006
                              -------  -------     -----   -------    ---------

DEDUCTIONS FROM
NET ASSETS:
Benefits paid to
  participants..............   11,095    7,080    30,104    90,352    1,265,490
                              -------   ------    ------    ------    ---------

Total deduction from
  net assets................   11,095    7,080    30,104    90,352    1,265,490
                              -------   ------    ------    ------    ---------

TRANSFERS:
Interfund transfers.........   84,923   47,881   (13,364)  254,920          ---
                              -------   ------   -------   -------     --------

INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS......  237,666  175,662       ---   294,568    2,874,140

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of period.........      ---      ---       ---       ---    6,022,961
                              -------  -------    ------    -------   ---------

End of period............... $237,666 $175,662  $    ---  $294,568   $8,897,101
                              =======  =======    ======   =======    =========


================================================================================
<PAGE 12>


ANNTAYLOR, INC. SAVINGS PLAN

Notes to Financial Statements (continued)


4. Summary  of  Net Assets Available for Benefits and Changes  in
   Net Assets Available for Benefits By Separate Fund (continued)


                                                Fiscal 1996
                           --------------------------------------------------

                            Fixed                          Company
                           Income     Equity   Balanced     Stock
                            Fund       Fund       Fund       Fund      Total
                        ---------    ---------  -------    --------  ---------
ADDITIONS (DEDUCTIONS)
TO NET ASSETS
ATTRIBUTED TO
INVESTMENT ACTIVITIES:
Dividend income......         ---   $  427,837  $ 60,471       ---  $  488,308
Interest income......  $  112,655          841       329   $   201     114,026
Net appreciation
  (depreciation) in
  fair value of
  investments.........        ---     (110,851)    6,133    77,748     (26,970)
                         --------     --------   -------    -------    -------
Total additions
   attributed to
   investment activities  112,655      317,827    66,933    77,949     575,364
                         --------     --------   -------    ------     -------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO CONTRIBUTION
ACTIVITIES:
Employer contributions..  107,839      164,222    58,166    28,859     359,086
Employee contributions..  467,926      790,171   175,957   111,205   1,545,259
Rollover contributions..   24,305       63,089    59,169     9,731     156,294
                          -------      -------    ------   -------   ---------

Total additions
  attributed
  to contribution
  activities............ 600,070    1,017,482    293,292   149,795   2,060,639
                         -------    ---------    -------   -------   ---------

DEDUCTIONS FROM
NET ASSETS:
Benefits paid
  to participants....... 554,239      676,907     92,307    40,677   1,364,130
                         -------      -------    -------    ------   ---------

Total deductions
from net assets......... 554,239      676,907     92,307    40,677   1,364,130
                         -------      -------     ------     ------   --------

TRANSFERS:
Interfund transfers.... (247,381)     112,824    154,917   (20,360)         ---
                         -------      -------    -------    ------    ---------

INCREASE (DECREASE)
 IN NET ASSETS
 AVAILABLE FOR BENEFITS..(88,895)     771,226    422,835   166,707   1,271,873

NET ASSETS AVAILABLE
FOR BENEFITS:
Beginning of period... 1,899,632    2,451,116    268,767   131,573   4,751,088
                       ---------    ---------    -------   -------   ---------

End of period........ $1,810,737   $3,222,342   $691,602  $298,280  $6,022,961
                       =========    =========    =======   =======   =========




5. PRIOTITIES UPON TERMINATION OF THE PLAN

     The Company expects and intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will be 100% vested in their accounts.

==============================================================================
<PAGE 13>





ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6.  ADMINISTRATIVE COSTS

     Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.


7.  TAX STATUS

     The  Plan  obtained  its latest determination  letter  on
  August 10, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


8.  FORFEITURES

     During  the  years  ended December  31,  1997  and  1996,
  forfeitures   of   approximately   $91,076   and    $98,075,
  respectively,    were   allocated    to    reduce    Company
  contributions.


9.  PARTICIPANT WITHDRAWALS PAYABLE

     As of December 31, 1997 and 1996, there were unprocessed distribution requests of $38,118 and $32,512, respectively.
  These amounts have not been recorded in the Plan's financial statements.


10.  PARTY IN INTEREST TRANSACTIONS

  During  the  year  ended  December  31,  1997,  there   were
  transactions involving the investment of plan assets in investment funds maintained by the Plan trustee, a party-in-interest as defined in section 3(14) of ERISA.


==============================================================================
<PAGE 14>

ANNTAYLOR, INC. SAVINGS PLAN

Item  27a  -  SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
              DECEMBER 31, 1997


  Party in
  Interest                                                                       (e) Current
    (a)     (b) Identity of Party   (c) Description of Investment   (d) Cost         Value
  --------  ---------------------   -----------------------------   ------------  ------------
      Yes   American Express Trust           117,152 shares         $1,938,176     $2,037,742
            Income Fund II

      Yes   IDS Mutual Fund                   79,173 shares          1,101,093      1,086,884

       No   AIM  Constellation  Fund           8,072 shares            221,071        212,929

      Yes   IDS  Blue  Chip Advantage         38,965 shares            391,473        367,439
            Fund

      Yes   IDS  New Dimension Fund          177,975 shares          3,857,611      4,246,842

       No   Templeton  Foreign  Fund          15,957 shares            170,637        158,769

      Yes   AnnTaylor Stores Corporation      41,023 units             387,362        273,826
            Common Stock

      Yes   Loans to Participants        61 loans at 9.25% interest    248,567        248,567
                                          at various maturity dates
                                                                    ----------      ---------
                                                                    $8,315,990     $8,632,998
                                                                    ==========      =========


  Employer Identification Number:  51-0297083
                                   ----------
  Plan Number:  001
                ---

==============================================================================
<PAGE 15>


ANNTAYLOR, INC. SAVINGS PLAN


Item 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
           ENDED DECEMBER 31, 1997

                                                                                                               (h) Current
                                                                                (f) Expenses                    Value of
                                                                                Incurred                       Asset on    (i)Net
(a) Identity of     (b) Description of      (c) Purchase  (d) Selling (e) Lease  with           (g) Cost of     Transaction  Gain/
   Party Involved        Asset                   Price         Price     Rental  Transaction        Asset          Date      (Loss)
------------------  ------------------      ------------   ----------  --------  -----------    -----------   ------------  -------
single transactions:

American Express     American Express Trust
   Trust  *            Income Fund II          $1,797,433         ---     ---        ---             ---          ---           ---

American Express     IDS Mutual Fund              716,474         ---     ---        ---             ---          ---           ---
   Trust *
American Express     IDS New Dimensions
   Trust *                  Fund                2,911,072         ---     ---        ---             ---          ---           ---
                                                   306,328         ---    ---        ---             ---          ---           ---

Fidelity Investments  Galaxy Money Market
                            Fund                 2,910,734        ---     ---        ---             ---          ---           ---
                                                 1,797,173        ---     ---        ---             ---          ---           ---
                                                   710,604        ---     ---        ---             ---          ---           ---
                                                           $2,910,801     ---        ---      $2,910,801   $2,910,801           ---
                                                            1,787,636     ---        ---       1,787,636    1,787,636           ---
                                                              716,388     ---        ---         716,388      716,388           ---

Fidelity Investments* Fidelity Managed Income
                              Portfolio                     1,806,711     ---        ---       1,806,711    1,806,711           ---

Fidelity Investments* Fidelity Magellan Fund                2,910,734     ---        ---       2,715,911    2,910,734      $194,823

Fidelity Investments* Fidelity Puritan Fund                   710,604     ---        ---         695,297      710,604        15,307



Series of Transactions:

American Express      American Express Trust
   Trust*                  Income Fund II
                           44 Transactions       2,434,392        ---     ---        ---             ---          ---           ---
                           85 Transaction                     511,448     ---        ---         496,215      511,448        15,233

American Express      IDS Mutual Fund Y
      Trust*               35 Transactions       1,355,182        ---     ---        ---             ---          ---           ---

American Express      IDS Blue Chip
      Trust*            Advantage Fund
                           63 Transactions         420,937        ---     ---        ---             ---          ---           ---

American Express      IDS New Dimensions
      Trust *            Fund Y
                           44 Transactions       4,614,710         ---    ---        ---             ---          ---           ---
                           96 Transactions                     864,557    ---        ---         757,098      864,557       107,459

Fidelity Investments* Galaxy Money Market
                          Fund
                            4 Transactions       5,428,049         ---    ---         ---            ---          ---           ---
                            4 Transactions                   5,424,362    ---        ---       5,424,362    5,424,362           ---





==============================================================================
<PAGE 16>


ANNTAYLOR, INC. SAVINGS PLAN


Item 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
           ENDED DECEMBER 31, 1997 (continued)

                                                                                                            (h) Current
                                                                                    (f) Expenses                Value of
                                                                                      Incurred     (g) Cost    Asset on     (i) Net
(a) Identify of       (b) Description of    (c) Purchase    (d) Selling  (e) Lease     with          of        Transaction   Gain/
Party Involved            Asset                Price            Price      Rental    Transaction    Asset      Date         (Loss)
---------------        -----------------    ------------    -----------  ---------   -----------   --------    -----------  ------
Series of Transactions (continued):

Fidelity Investments*  Fidelity Managed
                        Income Portfolio
                          1 Transaction                     1,806,711       ---       ---          1,806,711    1,806,711       ---

Fidelity Investment *  Fidelity Magellan
                            Fund
                          1 Transaction                     2,910,734       ---       ---          2,715,911    2,910,734   194,823

Fidelity Investments*  Fidelity Puritan
                            Fund
                          1 Transaction                       710,604       ---       ---            695,297      710,604    15,307





* Party in interest.


Employer Identification Number: 51-0297083
                                ----------
Plan Number:  001
              ---


==============================================================================
<PAGE 17>












                          SIGNATURES







   The  Plan.   Pursuant to the requirements of the Securities
Exchange Act of 1934, the Investment Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                     AnnTaylor, Inc. Savings
Plan



                     By:  /s/  Walter J. Parks
                          ----------------------
                               Walter J. Parks
                       Senior Vice President -   Chief Financial
                       Officer and Treasurer, AnnTaylor, Inc.

June 15, 1998


=====================================================================
<PAGE 18>


                         EXHIBIT INDEX




Exhibit No.                                              Page No.
-----------                                              --------

  23             Consent of Deloitte & Touche llp            14